

05040710

SECU[illegible] [illegible]SION
Washington, D.C. 20549

BB 3/24 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37352

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PFS Distributors, Inc.

OFFICIAL USE ONLY
019253
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3120 Breckinridge Blvd
(No. and Street)

Duluth, Ga 30099
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jimmie B. Barnhill 770-564-6251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 04 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E. Suite 2000; Atlanta, GA 30308
(Address) (City) (State) (Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TL 3/24

OATH OR AFFIRMATION

I, Jimmie B. Barnhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Distributors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC GEORGIA
JUDY L. DAVIS
COUNTY OF GWINNETT
My Commission Expires Dec. 15, 2006.

Jimmie B. Barnhill
Signature

Vice President
Title

Judy L. Davis
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PFS DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
PFS Distributors, Inc.:

We have audited the accompanying statement of financial condition of PFS Distributors, Inc. (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PFS Distributors, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
March 1, 2005

PFS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	55,433,906
Accounts receivable (note 3)		4,457,855
Receivables from affiliates (note 7)		1,716,402
Receivables from agents of affiliate (note 7)		1,434,855
Distribution costs receivable (note 1)		65,599,499
Accrued interest income		4,926
Other assets		98,318
Total assets	$	128,745,761
Liabilities and Stockholder's Equity		
Payables to affiliates (note 7)	$	4,526,894
Income taxes payable to parent (note 4)		5,964,311
Deferred income taxes (note 4)		20,563,930
Accrued expenses		4,209,813
Total liabilities		35,264,948
Stockholder's equity (note 5):		
Common stock of $0.10 par value. Authorized 1,000,000 shares; issued and outstanding 105,000 shares		10,500
Additional paid-in capital		55,237,517
Retained earnings		38,232,796
Total stockholder's equity		93,480,813
Contingencies (note 8)		
Total liabilities and stockholder's equity	$	128,745,761

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) General Information

PFS Distributors, Inc. (the Company) is a wholly owned subsidiary of Primerica Finance Corporation, a wholly owned indirect subsidiary of Citigroup Inc. (the Parent). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is the exclusive underwriter for the Salomon Smith Barney Investment Funds managed by an affiliate and sold by PFS Investments Inc. (PFSI), an indirect wholly owned subsidiary of Citigroup Inc. Under this arrangement, the Company receives underwriter concessions and 12b-1 distribution fees. The Company is responsible for certain marketing expenses for the Salomon Smith Barney Investment Funds sold by PFSI, including the printing of prospectuses and brochures.

(b) Securities

Securities transactions are recorded on a trade date basis and are carried at fair value. There were no securities owned by the Company at December 31, 2004.

(c) Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2004 include commercial paper totaling $55,429,944.

(d) Depreciation

Depreciation of furniture and equipment is recorded over five years using the straight-line method.

(e) Income Taxes

The Company accounts for income taxes using the asset and liability method prescribed by Statement of Financial Accounting Standards (SFAS) No. 109. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's income or loss is included in the consolidated income tax returns of the Parent. The Parent allocates to the Company appropriate tax expense or benefit which is derived from inclusion of the Company's earnings or losses in such consolidated income tax returns.

(Continued)

(f) Receivables from Agents

The Company advances commissions to individual agents on certain sales. Such advances are reduced as commissions are earned.

(g) Distribution Costs Receivable

Distribution costs receivable represent amounts paid for commissions to PFSI for sales of Salomon Smith Barney Class B mutual fund shares. Distribution costs receivable are amortized over the same period as recovered. These costs are recovered over 96 months through various fees charged to the mutual fund shareholders. The Company periodically reviews this asset for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

(h) Concessions and Distribution Fee Income

The Company earns concessions from Salomon Smith Barney Investment Funds Inc. based on the total of shares sold by PFSI. Additionally, distribution fees are earned from Salomon Smith Barney Class B mutual funds based on the daily net asset value of shares sold by PFSI.

(i) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(j) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and cash equivalents, accounts receivable, affiliate receivables, and accounts payable and accrued expenses are reflected in the statement of financial condition at historical cost, which management believes approximates fair value because of the short-term maturity of these instruments. Securities are carried at fair value.

(2) Securities Owned

At December 31, 2004, there were no securities owned by the Company.

(3) Accounts Receivable

The Company receives 12b-1 fees from the Smith Barney Mutual Funds based on assets under management. At December 31, 2004, the Company has a receivable of $4,416,634 relating to such amounts.

(4) Income Taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The tax effects of temporary differences that give rise to the net deferred tax liability at December 31, 2004 are presented below:

Deferred tax assets:		
Accrued expenses deductible when paid	$	1,567,105
Deferred tax liabilities:		
Distribution costs receivable		22,129,840
Other		1,195
Total deferred tax liabilities		22,131,035
Net deferred tax liability	$	20,563,930

There was no deferred tax asset valuation allowance at December 31, 2004. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires the maintenance of minimum "net capital" of the greater of $100,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined, not exceed 15 to 1. At December 31, 2004, the Company had net capital of $20,164,616, which was $17,813,619 in excess of its required net capital of $2,350,997. The Company's aggregate indebtedness to net capital ratio was 1.75 to 1.

(6) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2004, the Company had no liabilities that were subordinated to the claims of general creditors.

(7) Related-Party Transactions

The Company shares certain facilities and personnel with affiliated companies and reimburses the affiliates for its share of expenses. The Company also incurs certain shared general and administrative expenses allocated by its affiliate, Primerica Life Insurance Company. Shared expenses include rent, management salaries, computer services, printing, marketing, and distribution expenses. As of December 31, 2004, the Company has a payable of $56,787 resulting from the finalization of the annual allocation. This amount is included in payables to affiliates in the accompanying statement of financial condition.

(Continued)

The Company has a selling agreement with PFSI, an indirect wholly owned subsidiary of Citigroup Inc., to share expenses incurred for marketing support. Under the agreement, the Company pays PFSI an amount equal to 3.0% of commissions earned by PFSI through the sale of Salomon Smith Barney shares. As of December 31, 2004, the Company has a payable of $139,205 related to these shared expenses. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company advances amounts to PFSI's registered representatives and amortizes these receivables as commissions are earned by the agents over a ten-month period. Outstanding receivables from PFSI's agents at December 31, 2004 totaled $1,434,855. This amount is reflected as receivables from agents of affiliate in the accompanying statement of financial condition.

The Company has a fee arrangement with Salomon Smith Barney to receive fee income based on the daily net asset value on the total of shares sold by PFSI. As of December 31, 2004, the Company has a receivable of $1,593,458 related to these fees. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

The Company owes PFSI $1,348,033 at December 31, 2004 for commissions the Company pays to PFSI for sales of Salomon Smith Barney Class B mutual fund shares. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which PFSI receives cash on behalf of the Company relating to underwriter concessions and various other fees. As of December 31, 2004, the Company has a receivable of $842,879 relating to such amounts. The Company has an arrangement in which it receives cash on behalf of PFSI relating to 12b-1 fees. As of December 31, 2004, the Company has a payable of $1,490,040 relating to such amounts. As of December 31, 2004, the Company has a receivable of $516,583 from PFSI for taxes the Company paid on behalf of PFSI. The net payable relating to such amounts of $130,578 is included in payables to affiliates in the accompanying statement of financial condition.

The Company has miscellaneous receivables of $122,944 from affiliates, and miscellaneous payables to affiliates of $117,504 at December 31, 2004.

The Company receives cash on behalf of PFS Shareholder Services relating to expense reimbursements in connection with a client communications unit. As of December 31, 2004, the Company has a payable of $2,734,787 relating to such amounts. This amount is included in payables to affiliates in the accompanying statement of financial condition.

(8) Contingencies

The Company is subject to legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material effect on the Company's financial position.



KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

The Board of Directors
PFS Distributors, Inc.:

In planning and performing our audit of the statement of financial condition of PFS Distributors, Inc. (the Company) as of December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.



We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Atlanta, Georgia
March 1, 2005